Exhibit 99.1

Thomson Reuters Reminds Non-Canadian Taxable Shareholders of “Opt-Out” Alternative for

Return of Capital Transaction

Action is required to opt out

Opt-out deadlines vary by bank/broker and may be as early as

June 7

TORONTO, June 1, 2023 – Thomson Reuters (TSX/NYSE: TRI) today reminded its shareholders who are taxable in a jurisdiction outside of Canada that they are able to “opt out” of the company’s proposed return of capital transaction. For shareholders who are subject to income tax outside Canada, opting out of the transaction may be preferable to participating in the transaction.

The return of capital transaction consists of a cash distribution of US$4.67 in cash per common share and a consolidation of the company’s outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution.

The transaction is generally expected to be tax-free for Canadian tax purposes. As a result, Canadian resident shareholders are generally not eligible to opt out. Eligibility criteria for opting out of the transaction is set out on page 2 of this news release.

Opting out

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What happens if you opt out: If you’re eligible to opt out of the transaction and do so, you will not receive the cash distribution and you will continue to hold the same number of shares that you currently hold. Your proportionate equity and voting interest in our company will increase by virtue of the consolidation of shares held by those shareholders who participate in the transaction.

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Process: If you’re a non-registered holder (i.e., you hold shares through a bank or broker), follow your bank or broker’s instructions if you’d like to opt out. You should contact your bank or broker if you have not received information regarding how to opt out. Registered shareholders should follow instructions sent to them by Computershare Trust Company of Canada, including depositing with Computershare a duly completed opt-out election and certification form prior to 5:00 p.m. (Eastern Daylight Time) on June 13, 2023.

•	Deadline: Any opt-out elections should be completed by the deadline set by your bank/broker or Computershare (depending on whether you’re a non-registered or registered holder).

If you’re not eligible to opt out of the transaction or are eligible to opt out but decide not to, no action is required to participate in the transaction.

Tax Consequences for U.S. Shareholders

The expected tax consequences for a U.S. shareholder of the proposed return of capital transaction generally are as follows.

•	Opting out: A U.S. shareholder who opts out of the transaction generally is not expected to be subject to U.S. federal income tax or Canadian federal income tax.

•	Participating: A U.S. shareholder who participates in the transaction generally:

o	is expected to be subject to U.S. federal income tax on any gain realized; and

o	is not expected to be subject to Canadian federal income tax.

The tax consequences of the proposed return of capital transaction are complex. This summary reflects certain assumptions and limitations, and it is qualified in its entirety by the “Income Tax Considerations” section of the management proxy circular.

Additional information and assistance

To be eligible to opt out of the return of capital transaction, a shareholder must be an “Eligible Opt-Out Shareholder,” which means a shareholder (whether registered or non-registered) who is (a) not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction) or (b) an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that jurisdiction).

Details of the transaction (including information regarding the opt-out right and tax considerations) are described in the management proxy circular and related materials, which are available on www.thomsonreuters.com in the “Investor relations” section. The documents were filed with the Canadian securities regulatory authorities on SEDAR and are available at www.sedar.com. The documents were also furnished to the U.S. Securities and Exchange Commission through EDGAR and are available at www.sec.gov.

Non-registered shareholders who hold their shares indirectly through an intermediary (such as an investment dealer, stock broker, bank, trust company or other nominee) should contact their intermediary if they have questions or need assistance.

Registered shareholders who have questions or need assistance may contact Computershare Investor Services Inc., at 1.800.564.6253 (toll-free in Canada and the U.S.) or at 1.514.982.7555 (outside Canada and the U.S.) or at the following e-mail address: corporateactions@computershare.com.

Shareholders who have questions or need assistance may also contact D.F. King & Co., Inc., who is acting as Information Agent for the transaction, at 1.866.864.4943 (toll-free in Canada and the U.S.) or at 1.212.269.5550 (outside Canada and the U.S., banks, brokers and collect calls) or at the following email address: tri@dfking.com.

Taxable non-Canadian resident shareholders are strongly urged to read the management proxy circular and other related materials carefully and to consult with their financial, tax and legal advisors prior to making any decision with respect to the transaction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including statements relating to the return of capital transaction and the anticipated tax treatment for shareholders participating in the transaction and those opting out. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital transaction will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

About Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) (“TR”) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news. For more information, visit tr.com.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary E. Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com